[Cleary Gottlieb Steen & Hamilton LLP letterhead]

Writer's Direct Dial: 212-225-2510

E-Mail: wgorin@cgsh.com

June 16, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the fiscal year ended March 31, 2005 Filed June 23, 2005 File Number: 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (“Sony”), we attach a memorandum that discusses Sony’s operating segments under SFAS 131. As discussed with the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) during the June 9, 2006 conference call between members of the Staff and Sony’s representatives, Sony is submitting the attached memorandum as its response to the staff’s letter dated May 12, 2006 with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2005.

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838, Mr. Dennis Neider, Partner, PricewaterhouseCoopers LLP at 973-

Mr. Larry Spirgel, p. 2

236-4996 or me at 212-225-2510 to discuss any questions or comments you may have on this memorandum.

Very truly yours,

/s/ William F. Gorin

William F. Gorin

cc:          Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Mr. Hideo Takaura, Partner, ChuoAoyama PricewaterhouseCoopers

Mr. Dennis Neider, Partner, PricewaterhouseCoopers LLP

SONY CORPORATION

Issue:

What are the appropriate operating segments for Sony Corporation under SFAS 131?

Discussion:

SFAS 131 defines an operating segment as a component of an enterprise:

a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b.	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.	for which discrete financial information is available.

Based on the above criteria, Sony has identified the following reportable operating segments: Electronics, Game, Pictures and Financial Services. We believe that each of these segments meets the definition of a single operating segment under paragraphs 10 – 16 of SFAS 131 and none is an aggregation of several operating segments under paragraph 17. There are a few other smaller segments that individually do not meet the quantitative thresholds of a reportable segment (i.e., each segment’s reported revenue, reported profit/loss and total assets is less than 10% of the combined operating segments’ respective metric) and in aggregate constitute less than 5% of total revenue, so they are grouped together under All Other. This analysis will principally focus on the appropriateness of Sony’s Electronics business as a single operating segment.

Determination of the CODM

Under SFAS 131, an operating segment reflects the level of business that is regularly reviewed by a company’s Chief Operating Decision Maker (CODM). For Sony, the Chief Executive Officer, currently Sir Howard Stringer, is identified as the CODM for the Company as that term is used in paragraph 12 of SFAS No. 131, as he is responsible for assessing performance and allocating resources among the operating segments.

The Sony CEO is identified as the sole CODM and does not share responsibility with other executives in assessing the performance of each segment and allocating resources across the segments. Each one of the segments has a Segment Manager who reports

1

directly to the Sony CEO. The attached Exhibit I contains a simple organizational chart that shows all of the direct segment reports to the Sony CEO.

Under a delegation of authority from the Sony Corporation Board of Directors, Mr. Stringer is responsible for overall management of the entire Sony Group.  Limits on segment and subsidiary decision-making are well established, and material issues are collected from all groups and submitted to the CEO so that the CEO will be able to make decisions as appropriate.

As part of Sony’s governance practice, certain material decisions are required to be reviewed by one or more management committees prior to final approval by either the CEO or the Electronics CEO (for Electronics Segment decisions), but these committees are advisory only.  Under the Board’s direction and delegation, the final authority to make decisions rests with the CEO of Sony Corporation, who has no obligation to abide by the views of the management committees.

Under the “Company with Committees” structure followed by Sony under Japanese law, there is a clear distinction between the “executive” role of management and the oversight role of the Board. Three executives sit on the Board of Directors – Messrs. Stringer, Chubachi and Ihara – along with nine non-management directors.   In their role as Directors, they assume the same oversight responsibilities as other Directors with respect to areas that are not directly under management control.    However, these three do not receive additional financial/accounting monthly reports in their roles as Board members, because the monthly information provided to the English- and Japanese-speaking Board members has been made available to them in their executive roles, respectively. Dr. Chubachi also sits on certain of the Boards of Sony’s subsidiaries in the Pictures and Game segments, but the decision-making authority of those Boards is extremely limited and, as noted above, material decisions above the subsidiary Board limits must be made by the CEO.   Although Dr. Chubachi and Mr. Ihara of course assist the CEO in his decision-making, on matters on which they may have knowledge or expertise, they do not meet regularly alone or sit as an executive decision-making group, they have not been delegated collective authority to decide on the allocation of resources across the company, and the Board has made clear that the ultimate cross-Segment decision-maker is the CEO by its delegations to him.

The Electronics Segment Manager, currently Dr. Ryoji Chubachi, is focused on the management of the Electronics business. Sony’s other operating segments do not report to him; rather, Dr. Chubachi, like all other segment managers, reports to Sir Howard Stringer. Additionally, Dr. Chubachi, in his role as President of Sony, a Japanese company, principally handles Japanese statutory and administrative responsibilities. He does not assess the performance of the other operating segments, nor does he determine how Sony’s resources are allocated among the segments.

The responsibility for assessing the performance of each operating segment and determining the allocation of resources to and within each of the other operating segments is the responsibility of Mr. Stringer. Accordingly, Sony has concluded that the

2

Electronics Segment Manager does not act as a joint CODM and that Mr. Stringer is the sole CODM as that term is used in FAS 131.

Reports received by the CODM

Appendix A outlines the accounting/financial reports that are currently received by the CODM on a monthly basis. These reports provide a high-level summary of Sony’s consolidated operations.

Of these reports, the one that is used primarily by the CODM to obtain an overview of the company’s operations as a whole and to determine how resources should be allocated among each of the operating segments is the Consolidated Accounting Report. This report presents the Electronics business as a single segment. It also contains sales information for key product lines, which provides the CODM with information on the performance of the Electronics business that the CODM can discuss with the Electronics Segment Manager and others, but it does not provide the CODM with the necessary detailed financial information that would be required to assess the performance of each product line, manage the product groups, and allocate resources below the level of the overall Electronics business. The reports provided to Mr. Stringer reflect the fact that as CODM he is not focused on the management of individual product lines but on the overall performance of the business. The primary focus of the CODM is to manage the overall direction of the company and to ensure that the individual businesses at Sony work effectively and together to achieve the company’s strategic objectives. Based on the level of information provided to the CODM, the Electronics business is viewed by the CODM as a single segment.

In contrast, the Electronics Segment Manager receives monthly reports that contain revenue and operating income information broken down further into many different product categories. These are used by the Electronics Segment Manager to review the operating performance of the various product groups within the segment.

In addition, capital expenditure allocations are made at the current segment level. The Electronics Segment is granted a capital expenditure allocation each year based upon its submitted budget as approved by the Board of Directors. Except for material commitments that require the separate approval of the Sony CEO or the Board of Directors, once allocated, the capital expenditures are within Dr. Chubachi’s authority to spend.

Role of Electronics Segment Manager

The Electronics Segment Manager has significant authority over the Electronics business, as all of the Electronics business unit managers report to him and, above their limited spending authority, he controls decisions on investments, capital expenditures, product decisions, procurement and product pricing. Five horizontal committees exist to coordinate product planning, manufacturing, technology, procurement and sales activities

3

across this segment, to establish priorities and to direct efficiencies of that segment.1 These committees make recommendations to the Electronics Segment Manager, who in turn is empowered to mandate policies for this segment with respect to engineering resources, procurement, technology platforms, spending, etc. – but only within the Electronics segment. Within the segment, oversight of individual product lines frequently shifts among various executives, but ultimately the Electronics CEO allocates the resources to them and assesses their performance. It is thus the responsibility of the Electronics Segment Manager to allocate the resources (i.e., financial, engineering, personnel, capacity, etc.) within the Electronics business subject to the standard delegation of authority rules of Sony, and he is relied upon by the CODM for that purpose. The role of the Electronics Segment Manager is similar to that of the other segment managers for the Game, Pictures and Financial Services businesses. For each reportable operating segment (Electronics, Game, Pictures and Financial Services), there is a single individual who reports to the CODM and is responsible for assessing the performance of that business and allocating resources within that business.

Evolution of CODM reporting requirements

Traditionally and currently, there is a single individual (segment manager) responsible for the Electronics business, who, consistent with the discussions in paragraph 14 of FAS 131, is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.

The fiscal year ended March 31, 2005 was an exception to the Sony “standard” organizational structure. During the fiscal year ended March 31, 2005, the organizational structure of the Electronics business was in transition, and four individuals who oversaw different Electronics groups reported directly to the Sony CEO. The responsibilities of these executives cut across the various product categories at Sony. Though responsibilities for the Electronics business were shared by several individuals, the overall business was still managed as a single operating segment, as these individuals worked in conjunction with Mr. Idei to assess the performance of the Electronics segment and to determine the allocation of resources within that segment. As was announced on March 7, 2005, and planned before the fiscal year end, that arrangement terminated at the end of March 2005. Since April 2005, Dr. Ryoji Chubachi has been the Electronics

_________________________

 1 Note: With respect to questions raised concerning the organizational chart posted on the Sony website (as well as the September 22, 2005 press release), please note this organizational chart identifies eight current product groups and two non-operating groups within the Electronics segment, as well as the five horizontal committees discussed in the text. Additionally, for FAS 131 reporting purposes, the Pictures segment is reported separately from the Music segment (which is included in All Other) but these have been grouped together in this chart under the Entertainment Business Group, over which Mr. Stringer has oversight responsibilities on a combined basis. The September 22nd press release focused solely on the organization within the Electronics segment, which also reflected eight product groups (although grouped somewhat differently from the present) and the two non-operating groups. Of the eight product groups, some manufacture and distribute components and some manufacture and distribute finished products, and all of these groups report to Dr. Chubachi.

4

Segment Manager with responsibility for overseeing all of Electronics, reporting to the CODM. This “exception” in the organizational structure is also evidenced in reviewing the organizational structure used prior to the fiscal year ended March 31, 2005, such as the structure in place during much of the fiscal year ending March 31, 2004 and prior, in which there was a single Electronics CEO, Mr. Kunitake Ando, who reported directly to the Sony CEO and had responsibilities similar to those of Dr. Chubachi.

Additionally, prior to June 2005, when the current Sony CEO was named, the amount of information that was provided to the CODM was significant, both in support of the interim structure and as the CODM had been routinely copied along with many other executives on a range of accounting/financial reports (in addition to numerous other periodic business reports and updates), which was consistent with traditional report distribution within this organization. Given the amount and nature of information provided, the CODM did not have the need or time to review in detail all of the submitted reports. As a result, an effort was made beginning with the current CODM to narrow the focus of those reports provided to him, starting in the second quarter of the fiscal year ended March 31, 2006.

The organizational structure during the fiscal year ended March 31, 2005 does not reflect the way Sony is managed and should not be used as a basis for determining whether or not the Electronics business should be presented as a single operating segment. The organizational structure for the fiscal year ended March 31, 2005 was a temporary situation and was not representative of how Sony currently manages the Electronics business or has historically managed the electronics business. It involved the aggregation of product lines in ways that did not reflect how the business was run – for example, one individual oversaw home entertainment and the semiconductor business, but the reports provided to the CODM did not segregate and group these units together.

Restatement of Previously Reported Information

Paragraph 34 of FAS 131 requires that the corresponding information for all prior periods be restated to reflect the current composition of the reportable segments. In this regard, the segment information for all periods, as presented in the financial statements for the fiscal year ended March 31, 2006, have been restated to be consistent with the management structure currently in place. Therefore, even if the temporary management structure in place for the fiscal year ended March 31, 2005 would have resulted in the disclosure of the Electronics business as more than one reportable segment for that year, the segment information provided for all periods presented in the March 31, 2006 financial statements would be based on the current management structure in which the Electronics business is a single reporting segment as discussed above. Accordingly, Sony believes that its segment presentation for all years is properly presented in the March 31, 2006 financial statements.

5

Consideration of FAS 142 Impairment Review

For purposes of its impairment review, Sony identifies the reporting unit, the component for which the FAS 142 impairment testing is performed within the Electronics segment, as one level below the reportable operating segment. For the fiscal year ended March 31, 2005, goodwill was tested at the Network Companies (e.g., Micro Systems Network Company) or a specific legal entity, based on the nature of that entity’s operations. Accordingly, even if Sony had presented additional segments under FAS 131 for the fiscal year ended March 31, 2005, it would not have impacted the impairment analysis under FAS 142. However, for purposes of this discussion, Sony assumed that there would be additional segments and went one further level down to determine the reporting unit (e.g., for goodwill tested at the Micro Systems Network Company, we assessed the impairment of goodwill at the Energy Company and Recording Media Company levels which are two levels below the current segment level). While Sony does not believe that this is required or even appropriate under the guidance of FAS 142, the impact of this hypothetical impairment analysis would not have resulted in a material change to Sony’s recorded goodwill or its results of operations.

Analysis of equity investments

In addition, we reviewed Sony’s equity investments to determine if any would qualify as a reportable operating segment under FAS 131. Although certain equity investments may meet the definition of an operating segment under paragraph 10 of FAS 131, due to the fact that management may regularly review the operating results and performance of the equity method investees for purposes of evaluating whether to retain the investor-investee relationship, none of these equity investments meets the quantitative threshold for a reportable segment as outlined in paragraph 18 of FAS 131.

Conclusion:

Based on the discussion above, and in consideration of the questions raised by the staff, we conclude that the Electronics business should continue to be reported as a single segment for all periods presented in the financial statements for Sony Corporation’s fiscal year ended March 31, 2006 based on the information provided to the CODM as well as the organizational structure of the Electronics business, in which a single segment manager is responsible for the entire component.

6

Exhibit I

Appendix A

Sony Corporation List of management reports	Appendix A

As of March 31, 2006, the following accounting/financial reports are submitted to Sir Howard Stringer, the CEO of Sony Corporation and the Chief Operating Decision Maker as defined pursuant to FAS 131, Disclosure about Segments of an Enterprise and Related Information, on a monthly basis:

1. Consolidated Accounting Report

This report is prepared on a monthly basis and is distributed to Sir Howard Stringer.

The content of the March 31, 2006 year-end report (“FY2005”) is as follows:
a) Consolidated financial results; Overview of the results - A narrative discussion of the consolidated performance review
b) Net sales/Operating income/Net income (on a consolidation basis only)
c) Consolidated sales and income (4Q quarter trend) (on a consolidation basis only)
d) Consolidated sales and operating income by segment (Electronics, Game, Picture, Financial Services, All other):
- 2 year comparative annual performance review
- 2 year comparative 4Q performance review
- 2 year comparative March performance review
e) Electronics net sales (area wise): Annual performance review by geographic area
f ) FY2005 Electronics sales change vs. Previous year by business group: Annual sales review of major business components and by area
g) Analysis of change in Operating profit - Electronics Business: An analysis of annual fluctuation of operating profit in the Electronics segment (comparison with the previous year results)
h) Electronics Inventory by area: Monthly movements of inventories in the Electronics segment by major geographic area (total Electronics segment)
i ) Analysis of change in Operating profit - Game Business: An analysis of annual fluctuation of the operating income for the Game segment
j) Game Inventory Company wise: Monthly analysis of inventories by regional HQ in the Game segment
k) Consolidated balance sheets (2-year comparison, condensed consolidated BS)
l) Consolidated balance sheets (2-year comparison, condensed consolidated BS - excluding the Financial Services segment)

m) FY2005 Consolidated cash flow (2-year comparison of major components of cash flow statements – excluding the Financial Services segment)
n) FY2005 EVA: An analysis of annual change in management performance indicators (EVA, NOPAT, Capital Charge by segment)
o) FY2005 EVA consolidated: An analysis of return, EVA, revenue, NPBT, NOPAT, Invested Capital
p) Consolidated statements of income: 2 year comparative condensed consolidated PL
q) Consolidated statements of income for 4Q: 2 year comparative condensed consolidated PL for the 4Q
r) Consolidated statements of income for March 2006: 2 year comparative condensed consolidated PL for March results

2. Sony Music Entertainment Japan Monthly Report

Monthly report of SMEJ submitted to Sir Howard Stringer

3. Management Report on Broadcast Media Business in Japan

Monthly report of Broadcast media business submitted to Sir Howard Stringer

4. Financial Services Management Report

Monthly report of Financial Services’ results that Sir Howard Stringer receives as CODM for Sony

5. Sony Corporation of America White Book

Monthly report of SCA's results to Sony's HQ management; Sir Howard Stringer also serves as the Chairman of SCA.

6.Sony BMG Music Entertainment Financial Highlights and Monthly Board Report

Monthly reports of Sony BMG Music Entertainment submitted to Sir Howard Stringer

7.MGM Financial Summary and Financial Highlights

Monthly reports of MGM submitted to Sir Howard Stringer

In addition to the above reports distributed to Sir Howard Stringer, the following information is also available via Sony intranet:

8. Monthly Tentative Sales Results of the Electronics Business

(Available at Tentative Actual Report Homepage-not individually reported to Sir Howard Stringer)

A monthly sales flash report prepared by the Corporate planning division, containing:

a) Electronics sales by Area and division

b) Variance vs. Recent forecast, budget and prior year

c) Sales by country

This material is available for the staff of the Corporate planning Department and the Accounting Department of Sony HQ.